Exhibit 99

[DELPHI AUTOMOTIVE SYSTEMS LOGO]

COST REDUCTION FUELS RECORD MARGINS
IN SECOND QUARTER FOR DELPHI

Margin Improvement Goals Achieved Every Quarter Since Independence

Sales to Customers Other Than General Motors Up 24 percent

      TROY, Mich. – Delphi Automotive Systems (NYSE: DPH) today reported second quarter 2000 earnings of $424 million, or $0.75 earnings per share, in line with analyst consensus estimates. Strong cash flow from operations generated $455 million in the second quarter.

      “We achieved sales above last year’s record levels and our continued focus on portfolio management, cost reduction and new business bookings produced another robust quarter,” said Delphi Chief Financial Officer Alan S. Dawes. “Structural cost reductions helped us achieve year-over-year net income margin improvements in every quarter since our independence. In addition, new business bookings in excess of $5 billion indicate top-line growth and margin improvements in future years.”

      On sales of $7.8 billion, Delphi’s earnings climbed 8 percent to $424 million from $394 million in the second quarter last year. Sales to customers other than GM rose to $2.2 billion, or 24 percent on a comparable basis. Net income margin grew to 5.5 percent from 5.1 percent for the same quarter last year.

      For the first half of the year Delphi is on track to meet 2000 financial targets. Earnings for the first six months of 2000 rose 10 percent, excluding a one-time charge of $32 million in the first quarter, versus 1999 levels. Operating cash flow totaled $950 million, well on track for meeting the $1.5 - $2.0 billion 2000 target.

      “Since our IPO we’ve had six quarters of very solid financial performance. Delphi is consistently meeting the essential targets for delivering long-term value to our shareholders,” Delphi Chairman, Chief Executive Officer and President J.T. Battenberg III said.

Cost Reduction

      Manufacturing results improved in the second quarter due to implementation of lean initiatives. Delphi’s Dynamics & Propulsion Sector reported the best rate of improvement with a 1.5 percentage-point gain in operating margin. The sector continued execution of a number of lean enterprise initiatives from turning around under-performing facilities to integrating Delphi Energy & Engine Management Systems and Delphi Chassis Systems into one unit now called Delphi Energy & Chassis Systems, an action that is expected to save more than $30 million in 2000.

      Delphi’s Dynamics and Propulsion Sector President Donald L. Runkle said: “As a result of our leadership in implementing common business processes and the Delphi Manufacturing System across the sector, Delphi’s largest operating unit has shown that it can move fast and contribute to Delphi’s success. Our consolidation is on track and as we continue to improve our cost structure and introduce high-tech products such as E•Steer, QUADRASTEER, common rail direct injection system and MagneRide, we expect to capitalize on even more new business opportunities.”

      “In addition, exciting developments in fuel cells, non-thermal exhaust aftertreatment and 42-volt systems will bode well for our technology pipeline,” he continued.

      Also in the second quarter, Delphi executed several infrastructure reduction actions that are expected to save more than $25 million annually. These included the restructuring of Delphi South America staffs, planned workforce reductions at several European manufacturing locations and the use of contract support for several salaried activities at the world headquarters in Troy, Mich.

Aggressive Growth Initiatives

      Delphi continued to accelerate through the start-up of its aggressive growth Mobile MultiMedia (MMM) product line. MMM sales leaped 625 percent to $58 million from $8 million in the second quarter of 1999, attributed primarily to sales of Delphi’s telematics products.

      “With over $3 billion in new business bookings this year for our Mobile MultiMedia products, we are beginning to realize the potential of our investments in engineering and research and development for this start-up business line. These products are in high demand,” stated Delphi Electronics & Mobile Communication Sector President David B. Wohleen. “The industry is trending toward the use of more mobile communications products as well as more electronically enhanced products allowing us to achieve early leadership positions in several segments.”

New Business

      Delphi customers continued to embrace its products with more than $5 billion in new business bookings. New business bookings by customers other than General Motors were $2 billion, 36 percent of the total, for the second quarter.

      Major contracts* announced during the quarter included:

•	A contract to develop and supply the electrical wiring system for a future Ford Motor Company vehicle

•	Contracts with three customers for engine management systems worth about $350 million over the life of contracts

•	For brake product lines, 20 contracts booked with three customers worth approximately $2 billion over the life of the contracts

•	Commitments from two major automakers for Delphi’s Power Liftgates and Power Sliding Doors worth $350 million over the life of the contract

      The contracts for the quarter brought year-to-date business bookings to $12 billion.

Other Highlights

During the quarter, Delphi celebrated one year as a fully independent company and, on May 10, held its first annual shareholders meeting in Kokomo, Ind. Delphi also announced in the second quarter the election of Patricia C. Sueltz, senior vice president of Sun Microsystems and head of the Sun Software Products and Platforms Division, to its board of directors. The board now includes 13 members; ten are outside directors and three are inside directors.

About Delphi

      Multi-national Delphi Automotive Systems, with headquarters in Troy, Mich., USA, Paris, Tokyo and São Paulo, Brazil, is a world leader in mobile electronics and transportation components and systems technology. Delphi’s three business sectors – Dynamics & Propulsion; Safety, Thermal & Electrical Architecture; and Electronics & Mobile

Communication – provide comprehensive product solutions to complex customer needs. Delphi has approximately 216,000 employees and operates 179 wholly owned manufacturing sites, 41 joint ventures, 53 customer centers and sales offices and 31 technical centers in 39 countries. Delphi can be found on the Internet at www.delphiauto.com.

Forward Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. All statements which address operating performance, events, or developments that we expect or anticipate may occur in the future, including statements relating to volume growth, awarded sales contracts, and earnings per share growth or statements expressing general optimism about future operating results, are forward looking statements. These statements are made on the basis of management’s views and assumptions; as a result, there can be no assurance that management’s expectations will necessarily come to pass. A list of factors which could impact future events and performance is included in the Delphi Automotive Systems Corporation 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

* Delphi does not disclose the details of all contracts due to customer confidentiality.

HIGHLIGHTS – Three months ended June 30, 2000 vs. three months ended June 30, 1999 comparison

	Three Months Ended
	June 30,

	2000	1999

	(in millions, except per share amounts)
Net sales:

General Motors and affiliates	$5,592	$5,986

Other customers	2,186	1,697

Total net sales	7,778	7,683

Less operating expenses:

Cost of sales, excluding items listed below	6,456	6,453

Selling, general and administrative	410	394

Depreciation and amortization	229	207

Operating income	683	629

Less interest expense	45	36

Other income, net	34	42

Income before income taxes	672	635

Income tax expense	248	241

Net income	$424	$394

Gross margin	17.0%	16.0%

Operating income margin	8.8%	8.2%

Net income margin	5.5%	5.1%

Basic earnings per share, 562 million shares outstanding in 2000 and 565 million shares outstanding in 1999	$0.75	$0.70

Diluted earnings per share, 566 million shares outstanding in 2000 and 567 million shares outstanding in 1999	$0.75	$0.69

HIGHLIGHTS – Six months ended June 30, 2000 vs. six months
ended June 30, 1999 comparison

	Six Months Ended
	June 30,

	2000		1999

	(in millions, except per share amounts)
Net sales:

General Motors and affiliates	$11,162		$11,839

Other customers	4,420		3,313

Total net sales	15,582		15,152

Less operating expenses:

Cost of sales, excluding items listed below	13,052		12,844

Selling, general and administrative	869		778

Depreciation and amortization	461		444

Operating income	1,200	(1)	1,086

Less interest expense	85		60

Other income, net	68		67

Income before income taxes	1,183		1,093

Income tax expense	437	(1)	415

Net income	$746	(1)	$678

Gross margin	16.2%		15.2%

Operating income margin	7.7%	(1)	7.2%

Net income margin	4.8%	(1)	4.5%

Basic earnings per share, 562 million and 543 million shares outstanding in 2000 and 1999, respectively	$1.33		$1.25

Diluted earnings per share, 566 million and 544 million shares outstanding in 2000 and 1999, respectively	$1.32		$1.25

Basic and diluted earnings per share- pro forma (2)	N/A		$1.20

(1)	Excludes the impact of a one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development. Including the $51 million charge, net income was $714 million and diluted earnings per share was $1.26.

(2)	Pro forma earnings per share are presented as if the initial public stock offering of 100 million shares took place on January 1, 1999, resulting in 565 million shares outstanding (567 million on a diluted basis) during the first six months of 1999.

HIGHLIGHTS – Sector financial results

Sector	Three Months Ended June 30, 2000

			2000	1999
			Operating	Operating
	2000 Sales	1999 Sales	Income(Loss)	Income(Loss)

		(in millions)
Electronics & Mobile Communication Mobile MultiMedia	$58	$8	$(8)	$(7)

Other Electronics & Mobile Communication	1,333	1,388	157	187

Total	1,391	1,396	149	180

Safety, Thermal & Electrical Architecture	2,677	2,767	260	249

Dynamics & Propulsion	3,836	3,670	288	221

Other	(126)	(150)	(14)	(21)

Total	$7,778	$7,683	$683	$629

Sector	Six Months Ended June 30, 2000

			2000	1999
			Operating	Operating
	2000 Sales	1999 Sales	Income (Loss)	Income(Loss)

		(in millions)
Electronics & Mobile Communication Mobile MultiMedia	$90	$15	$(16)	$(15)

Other Electronics & Mobile Communication	2,693	2,734	306	353

Total	2,783	2,749	290	338

Safety, Thermal & Electrical Architecture	5,386	5,480	467	464

Dynamics & Propulsion	7,688	7,204	476 (1)	346

Other	(275)	(281)	(33)	(62)

Total	$15,582	$15,152	$1,200 (1)	$1,086

(1)	Excludes the one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development.

HIGHLIGHTS - Liquidity and capital resources

BALANCE SHEET DATA:

	June 30,	December 31,	June 30,
	2000	1999	1999

		(in millions)
Cash and cash equivalents	$755	$1,546	$1,232

Debt	$3,004	$1,757	$1,830

Net liquidity	$(2,249)	$(211)	$(598)

RECONCILIATION OF NET LIQUIDITY:

Net liquidity at December 31, 1999.		$(211)

Net income	746

Depreciation and amortization	461

Capital expenditures	(624)

Other, net	367

Operating cash flow less capital expenditures		950

Cash paid for acquisitions, net of cash acquired		(897)

Pension contribution		(1,125)

Amounts paid to GM for estimated pension and other postretirement benefit adjustments		(715)

Dividends and other non-operating		(251)

Net liquidity at June 30, 2000.		$(2,249)